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July 24, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	David Lin Irene Paik Kate Tillan Robert Telewicz

Re:	Gemini Space Station, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 2, 2025 CIK No. 0002055592

On behalf of our client, Gemini Space Station, Inc., a Nevada corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2025 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on July 2, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an Amendment No. 3 to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission

July 24, 2025

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Prospectus Summary
Summary of the Transactions, page 7

1.            Please briefly summarize your accounting treatment for the transactions. We do not see a discussion of the transaction(s) whereby the Founders receive Class B common stock. Further, on page 78 you disclose that Gemini Space Station, LLC's convertible notes and convertible term loans will convert into LLC Interests immediately prior to or upon consummation of the offering. Tell us whether those LLC Interests will subsequently be converted into Class B (or A) common stock of the registrant and when. As applicable, revise your disclosure to clarify.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company evaluated the accounting treatment for the series of reorganization transactions to be completed in connection with the offering under ASC 805, Business Combinations, and ASC 810, Consolidation. The Company has determined that these transactions represent a reorganization of entities under common control in accordance with ASC 805-50. The accounting will reflect the historical carrying value of the net assets. The exchanges of convertible instruments and LLC interests for Class A and Class B common stock, as applicable, will be reflected as an equity reorganization with no impact on the consolidated statements of operations and comprehensive loss. The Company has determined that the parent company is the appropriate accounting successor and will consolidate the surviving subsidiary following the reorganization.

The Company respectfully advises the Staff that the Founders will receive Class B common stock in the merger of Gemini Merger Sub, LLC (a wholly-owned subsidiary that will be formed by Gemini Space Station, Inc.) with Gemini Space Station, LLC, with Gemini Space Station, LLC surviving (“LLC Merger”). The Class B common stock received by the Founders in the LLC Merger will be received in exchange for the Founder’s LLC Interests in Gemini Space Station, LLC (both existing LLC Interests and LLC Interests received immediately prior to the LLC Merger upon the conversion of the convertible notes and convertible term loans held by the Founders). The remaining holders of LLC Interests in Gemini Space Station, LLC (holders other than the Founders and holders that are receiving Class A common stock in exchange for their LLC interests in the Astro Merger or Blocker Mergers) will receive Class A common stock in exchange for their LLC Interests in the LLC Merger. The Company respectfully advises the Staff that it will file a copy of the applicable merger agreement(s) as an exhibit in a future amendment to its registration statement. Additionally, the Company has revised its disclosure on pages 7, 8 and 12 to provide further clarification in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 104

2.            Refer to prior comment 7. Please disclose, similar to your response, that the applicable regulatory frameworks require you to maintain a minimum level of crypto assets to meet ongoing licensing or regulatory obligations and the regulatory agreement prohibits lending, pledging, rehypothecation, or encumbrance of the assets, but it does not prohibit the sale of such assets.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 105 of the Amendment in response to the Staff’s comment.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Related party loans and convertible notes, page F-14

Securities and Exchange Commission

July 24, 2025

3.            We note your response to prior comment 14. Please tell us how you considered the fact that you may not sell, pledge, or rehypothecate the crypto assets in your conclusion that you control those assets. In your response, please describe the purpose behind any regulatory capital requirements and clarify for us how loaned crypto assets can support regulatory requirements if they cannot be sold, pledged or exchanged.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that while these assets are borrowed and restricted in use, these assets are held in wallets controlled by the Company. Although they may not be sold, pledged, or exchanged, they are available to meet minimum reserve and capital requirements under applicable regulatory frameworks or posting such assets as collateral with certain third parties. In reaching its conclusion, the Company considered the guidance in paragraph E16 and E17 of FASB Concepts Statement No. 8, Conceptual Framework for Financial Reporting Chapter 4, which states that an asset has the following two essential characteristics: i) it is a present right, and ii) the right is to an economic benefit. The Company has a present right to the assets and maintains control over these assets because it retains the ability to direct the use of, and obtain substantially all of the remaining benefits from, the crypto assets during the borrowing term. The lender does not have access to the assets during the borrowing term. Only the Company can control movement or usage of the assets within the agreed upon scope. The Company also assumes certain risks, such as price volatility of the underlying assets, during the borrowing term. The assets enable the Company to maintain required licenses and continue operations and access to operational liquidity from a third-party. This access to markets, revenue-generating activities and operational liquidity constitutes an identifiable future economic benefit. These utilities are economically beneficial to the Company and not shared with the lender during the term. Based on the Company's control of the assets and the economic benefits derived recognition of the borrowed crypto assets on the Company's balance sheet is deemed appropriate. This treatment is further supported by the AICPA Digital Asset Working Group Practice Aid, Accounting for and Auditing of Digital Assets, Q&A 10 as well as Q&A 26, which addresses the accounting for crypto assets received under borrowing arrangements. These note that recognition is appropriate when the borrower controls the asset, assumes the associated risks and rewards and derives economic benefit. The Company assessed the following criteria an entity may consider when determining if control has transferred per Q&A 10:

•	Are there side agreements affecting the rights and obligations of the depositor and the custodian: Yes, while the crypto assets were initially obtained through a borrowing facility at the parent company, they were subsequently contributed to the regulated subsidiary under a formal capital contribution agreement. At the subsidiary level, the assets are unencumbered and fully available for regulatory capital purposes. The regulated subsidiary has the present right to economic benefits by using the assets to satisfy regulatory requirements, has the ability to direct their use for that purpose, and no other party (including the parent or lender) can restrict or reclaim the assets once contributed.

•	When the depositor transfers its digital assets out of the custodian’s wallet, is the custodian required to transfer the depositor’s original units of the digital assets deposited with the custodian: No, the custodian is not required to transfer the original units back.

•	Do the terms of the arrangement between the depositor and the custodian indicate whether depositor will pass title, interest or legal ownership of the digital asset to the custodian: Yes, the custodian has legal ownership of the digital assets.

•	Does the depositor bear the risk of loss if the deposited digital asset is not retrievable by the custodian (for example, due to security breach, hack, theft, or fraud): The Company bears the risk of loss if the deposited digital asset is not retrievable.

The Company believes that none of the remaining indicators in Q&A 10, when considered in the aggregate, would contradict its conclusion. Based on the assessment above, the Company has concluded it does control the digital assets borrowed and therefore recognizes these assets in their financial statements.

The Company maintains regulatory capital in accordance with the requirements of the New York Department of Financial Services (“NYDFS”), which sets capital thresholds based on the size, risk profile, and scope of business operations of the Company’s regulated subsidiary. The NYDFS permits the regulated subsidiary to maintain regulatory capital in the form of virtual currency, fiat currency, or other qualifying assets. Moreover, the Company believes the defined purpose of the crypto loans contributes to the stability and integrity of the reserve. Because these assets are solely for regulatory use, they are insulated from discretionary business activity. This enhances the reliability of the capital maintained to meet NYDFS requirements and aligns with the regulatory objective.

Securities and Exchange Commission

July 24, 2025

Note 3. Revenue
Transaction revenue, page F-23

4.            We have considered your response to our prior comment 18. Please address the following with respect to instant orders executed through the GILP:

•	Provide us with copies of any contracts or terms and conditions related to instant orders.

•	Provide us with a step by step walkthrough of the instant order process from the perspective of both the buyer and seller of crypto assets. In your response, please clarify for us whether crypto assets used to settle instant orders are sourced from crypto assets held in custody by you in omnibus wallets, held in custody by sellers in their own wallets or a combination of the two. In addition, to the extent you are able, please tell us the gross transaction amount of instant orders for each period presented in your financial statements.

•	In your prior response you state "At no point does the Company control the crypto assets in the trade settlement execution, nor are customer assets commingled with corporate assets." Please expand on how you determined you do not have control of the crypto assets at any point in the trade settlement execution. In your response, please explain to us which entity has control of the crypto assets during this process. In addition, please clarify for us whether you obtain legal title to the crypto assets at any point during trade settlement execution and if not explain to us what entity does have legal title at each stage of settlement execution.

•	Please provide us with a more detailed discussion of how you considered the indicators in ASC Topic 606-10-55-39 in determining you are the agent with respect to instant orders. In your analysis, please address, but do not limit your response to, the following:

o	Clarify for us how you considered whether you have inventory risk given the statement in your response that GILP takes possession of the crypto assets as part of settling the trade.

o	In your response you state that you reserve the right to reject any order for any reason. Please expand on this statement and provide us with examples of when you would reject an order.

o	Provide us with a more detailed discussion of how you determined you do not have discretion in setting price. In that regard, we note you provide a firm quote to users when an order is initiated, and you have designed the fill-or-kill parameters. Tell us how you considered these facts in your analysis. In addition, please tell us who establishes the fees charged on instant orders and how that fact was considered in your price discretion analysis.

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows in response to each of the Staff’s comments:

•	Provide us with copies of any contracts or terms and conditions related to instant orders.

The Company respectfully advises the Staff that in accordance with Rule 418(b) promulgated under the Securities Act of 1933, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), the Company is concurrently submitting in electronic form under separate cover copies of its contracts related to instant orders in effect during the periods presented in the Amendment. Further, the Company respectfully advises the Staff that the terms and conditions related to instant orders related to users is publicly available on the Company’s website at the following link: https://www.gemini.com/legal/gemini-trust-user-agreement.

Securities and Exchange Commission

July 24, 2025

The Company respectfully advises the Staff that such user agreement (the “User Agreement”) provides, under the section “Order Placement via Gemini Interface”, as follows:

“Specifically, you further agree and understand that all Gemini Orders either:

i.	execute against a principal market maker that is a Gemini Service Provider and affiliate (the “Liquidity Provider”), or
ii.	are placed and, if conditions allow, executed on your behalf on our Exchange by the Liquidity Provider as an agency broker”

The Company notes that GILP is the Liquidity Provider referenced therein. While the User Agreement contemplates both potential execution models—against a principal market maker affiliate and via execution as an agency broker—GILP operates under the agency broker model in practice. In this capacity, the affiliated Liquidity Provider (GILP) facilitates execution of customer orders on the Company’s exchange without taking principal risk or obtaining control of the crypto assets, as further discussed below. Although the legal structure allows for principal transactions, GILP does not currently engage in such activity in any material way. Thus, while the User Agreement is drafted broadly to preserve flexibility, the actual execution process is that of an agency broker model.

•	Provide us with a step by step walkthrough of the instant order process from the perspective of both the buyer and seller of crypto assets. In your response, please clarify for us whether crypto assets used to settle instant orders are sourced from crypto assets held in custody by you in omnibus wallets, held in custody by sellers in their own wallets or a combination of the two. In addition, to the extent you are able, please tell us the gross transaction amount of instant orders for each period presented in your financial statements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the gross transaction amount of instant orders for each period presented in the financial statements included in the Amendment was approximately $2.2 billion and $3.7 billion for the years ended December 31, 2023, and 2024, respectively. Such amounts represent the total notional value of instant orders executed during each respective period.

In addition, in response to the Staff’s comment, the Company respectfully provides the following step-by-step walkthrough of the instant order flow from both the buyer and seller perspective:

Buyer Flow

1.	A buyer logs into the Company’s platform and initiates an instant order to purchase crypto at a quoted price.
2.	GILP sources the quote from active bid/asks on the Company’s Central Limit Order Book, which refers to real-time access to buy and sell orders submitted by market participants on the Company’s trading platform showing the number of buyers and sellers available, prices being offered and what volumes are available.
3.	The buyer confirms they agree to the quote.
4.	The buyer’s settlement assets, already held in the Company’s omnibus custody, are placed under restriction. This restricted balance directly offsets the matching seller’s order and ensures that the crypto cannot be transferred, reused, or reallocated by the Company for any other purpose. The Company has no discretion or latitude to redirect the buyer’s or seller’s assets other than to facilitate the settlement and closure of the matched trade.
5.	GILP submits a fill-or-kill buy order to the Central Limit Order Book to identify a seller.
6.	Upon settlement, the buyer’s restricted fiat or stablecoin balance is transferred to GILP to settle the buyer’s order and GILP simultaneously settles the matching fill-or-kill order with the seller. Simultaneously, the buyer is granted the receipt of the crypto asset, which is reflected as an increase in the buyer’s omnibus custody account held by the Company in custodial capacity on behalf of platform users.
7.	GILP ends the flow in a neutral position, as any trades facilitated during the day are fully offset. As a result, GILP does not carry a position or take on exposure to changes in the value of crypto assets.

Securities and Exchange Commission

July 24, 2025

Seller Flow

1.	A seller initiates an order to sell crypto at a quoted price.
2.	GILP sources the quote from active bid/asks on the Company’s Central Limit Order Book, which refers to real-time access to buy and sell orders submitted by market participants on the Company’s trading platform showing the number of buyers and sellers available, prices being offered and what volumes are available
3.	The seller confirms they agree to the quote.
4.	The seller’s crypto, already held in the Company’s omnibus custody, is placed under restriction. This restricted balance directly offsets the matching buyer’s purchase order and ensures that the crypto cannot be transferred, reused, or reallocated by the Company for any other purpose. The Company has no discretion or latitude to redirect the buyer’s or seller’s assets other than to facilitate the settlement and closure of the matched trade.
5.	GILP submits a matching fill-or-kill sell order on the Central Limit Order Book to identify a buyer.
6.	Upon settlement the seller’s restricted crypto is immediately used to settle the fill-or-kill order and GILP receives fiat or stablecoin proceeds from the buyer. The seller simultaneously receives stablecoin or fiat in their Gemini account.
7.	GILP ends the flow in a neutral position, as any trades facilitated during the day are fully offset. As a result, GILP does not carry a position or take on exposure to changes in the value of crypto assets.

Custody Clarification

Crypto assets and fiat used to settle instant orders are held within the Company’s omnibus custody structure. Customers do not custody settlement assets in individual wallets for purposes of instant orders.

•	In your prior response you state "At no point does the Company control the crypto assets in the trade settlement execution, nor are customer assets commingled with corporate assets." Please expand on how you determined you do not have control of the crypto assets at any point in the trade settlement execution. In your response, please explain to us which entity has control of the crypto assets during this process. In addition, please clarify for us whether you obtain legal title to the crypto assets at any point during trade settlement execution and if not explain to us what entity does have legal title at each stage of settlement execution.

The Company respectfully advises the Staff that it does not obtain control of the crypto assets, as control under ASC 606 is defined by the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset, as well as the ability to prevent others from directing the use of the asset. As previously described, any temporary holding of assets during execution is purely incidental for the purpose of settlement and involves intra-platform reallocation of assets, but it does not involve the movement of corporate assets outside of the system or on-chain transaction. This does not provide GILP with economic or practical control. This transitory custody exists solely to facilitate automated trade matching and settlement. The customer or market counterparty retains control. GILP has no discretion over the use of buyer or seller assets and cannot redirect or benefit from them at any point. Trades are settled solely through offsetting matched positions, and GILP acts only as a facilitator. The seller retains control until the order is matched, at which point the asset is restricted, but this restriction does not transfer control to GILP. Rather, it ensures the asset is reserved for settlement. GILP is not primarily responsible for fulfillment of the crypto asset and does not obtain the benefits or risks of ownership, which are key indicators of control under ASC 606.

Furthermore, each trade (i) transfers ownership between users, (ii) is recorded on the Company’s internal ledger, and (iii) is reflected through automatic adjustments to each user’s digital asset account or fiat account.

In response to the Staff’s comment, the Company respectfully advises the Staff that title during the process is as follows:

1.	Before execution: The customer retains legal title to the crypto asset or fiat used to initiate the order.

2.	During execution: GILP does technically take legal title to the crypto asset during the execution of the trade, but this title is held only momentarily. Because both sides of the trade occur at the same time, GILP’s legal title is purely transitory. The transaction is structured to be automatic such that GILP takes possession and relinquishes possession of the asset in a single, unified step. The flow-through structure ensures that GILP’s role is limited to facilitating instantaneous exchange between buyer and seller. ASC 606-10-55-37 notes, in part, that “an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer”

Securities and Exchange Commission

July 24, 2025

3.	After execution: Legal title to the crypto asset transfers to the customer via internal ledger adjustments.

All transfers occur internally within the platform's ledger system and are effectively matched peer-to-peer. Therefore, legal title passes between external parties and not through the Company.

•	Please provide us with a more detailed discussion of how you considered the indicators in ASC Topic 606-10-55-39 in determining you are the agent with respect to instant orders. In your analysis, please address, but do not limit your response to, the following:

o	Clarify for us how you considered whether you have inventory risk given the statement in your response that GILP takes possession of the crypto assets as part of settling the trade.

o	In your response you state that you reserve the right to reject any order for any reason. Please expand on this statement and provide us with examples of when you would reject an order.

o	Provide us with a more detailed discussion of how you determined you do not have discretion in setting price. In that regard, we note you provide a firm quote to users when an order is initiated, and you have designed the fill-or-kill parameters. Tell us how you considered these facts in your analysis. In addition, please tell us who establishes the fees charged on instant orders and how that fact was considered in your price discretion analysis.

The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows in response to each of the Staff’s comments:

•	Please provide us with a more detailed discussion of how you considered the indicators in ASC Topic 606-10-55-39 in determining you are the agent with respect to instant orders.

The Company respectfully provides to the Staff the following detailed discussion regarding its conclusion that it acts as an agent in instant order transactions, in accordance with the indicators in ASC Topic 606-10-55-39.

a)	As noted in the User Agreement, the nature of GILP’s promise is to facilitate a transaction whereby a buyer purchases a crypto asset from a seller, rather than to deliver the crypto asset itself. Each transaction consists of a matched, back-to-back execution between a buyer and a seller on the Company’s Central Limit Order Book. GILP is not primarily responsible for fulfilling the promise to provide the crypto assets. The crypto assets are supplied by a third-party seller, and GILP’s role is limited to operating the exchange platform, matching orders, and facilitating settlement between the buyer and the seller. GILP facilitates the execution but does not obtain control of the crypto asset before transfer

b)	GILP does not assume inventory risk as described in ASC 606-10-55-39. There is no market exposure as execution is contingent upon offsetting trade execution. A trade is only completed if GILP can confirm an offsetting transaction at the quoted price. If there is market movement or illiquidity in that brief window, the transaction is not executed. As such, GILP does not hold crypto assets for resale, nor does it assume price risk before, during, or after facilitation. As previously described, GILP maintains a minimal level of inventory to support operational liquidity necessary for the functioning of its exchange platform. These assets are not used to satisfy instant orders. Each leg of the instant order is executed simultaneously, and GILP does not profit or lose from price fluctuations. Any possession is momentary within the system's internal ledger and is custodial in nature - it is not for trading, speculation or fulfillment from inventory. Accordingly, the Company concluded GILP does not bear inventory risk.

Securities and Exchange Commission

July 24, 2025

c)	While GILP presents a firm quote this does not equate to pricing discretion in the context of ASC 606. The following points were considered in concluding that GILP lacks such discretion:

i.	Firm quotes are derived from the Central Limit Order Book which is an open marketplace of third-party participants. This quote is generated based on prices available from third-party participants. The quote is considered firm in the sense that it reflects the actual price at which the user may settle the trade. Upon the user accepting the quote, the platform’s matching engine attempts to immediately execute the corresponding sell-side leg. If the system determines that no seller is available to fulfill the order at the quoted price, the order is canceled. The sequence is therefore: 1) quote is displayed; 2) user accepts; 3) system attempts to match with a sell-side order; and 4) if no match is found, the order is not executed. GILP does not manually adjust quotes or exercise judgment over price levels. GILP does not independently price crypto assets or adjust quotes for profit. It simply facilitates what the Central Limit Order Book provides.

ii.	GILP earns a fixed spread embedded in the quote. The spread is set in advance and applied consistently across customer types and transactions. The spread is designed to cover operational costs and reflects a facilitation fee, akin to a commission. The quote represents the underlying Central Limit Order Book price plus the disclosed spread. The customer always retains the right to accept or reject the quote.

Accordingly, the Company has concluded that GILP does not have pricing discretion in the manner contemplated by ASC 606-10-55-39 (c). It simply passes through market prices with a transparent facilitation fee.

•	Clarify for us how you considered whether you have inventory risk given the statement in your response that GILP takes possession of the crypto assets as part of settling the trade.

The Company respectfully refers the Staff to its response in (b) above.

•	In your response you state that you reserve the right to reject any order for any reason. Please expand on this statement and provide us with examples of when you would reject an order.

The Company’s systems reserve the right to reject an order for limited operational risk and management purposes. Examples include:

1.	Market volatility – if between quote issuance and customer acceptance, market conditions change such that the offsetting trade cannot be executed at the quoted price, the trade is canceled to prevent execution at a loss. This is a system safeguard, not a discretionary rejection. This safeguard is necessary because the Company’s role is to facilitate access to third-party liquidity providers who set their own prices. The Company does not itself guarantee the price or take principal risk. Instead, the Company’s platform serves as a conduit between the customer and the third-party liquidity provider, with the trade being contingent on the liquidity provider’s ability to execute the offsetting leg in real time. The cancellation mechanism exists to protect the liquidity provider from executing at a stale or unfavorable price due to market movements in the window between quote issuance and customer acceptance.

2.	Liquidity constraints – if there is insufficient liquidity on the Central Limit Order Book to execute the back-to-back leg of the transaction, the system may decline the order. This condition typically arises when there are no willing sellers offering the requested crypto assets at the desired price or in the required quantity at the time the customer submits the order. Because the Company does not fulfill orders itself and does not maintain an inventory of crypto assets for resale, if no suitable match is available on the Central Limit Order Book, the order will be declined. This safeguard reflects the Company’s role as an agent facilitating transactions between buyers and sellers and highlights that settlement is subject to market availability and participant activity on the platform.

3.	Compliance filters – transactions may also be rejected due to KYC flags.

Rejections are dictated by pre-set system parameters and not discretionary human intervention. The Company does not cherry-pick which orders to execute for profitability or volume. The system executes or cancels based on objective criteria and execution feasibility. This further supports accounting agent conclusion as the Company lacks the ability to control outcomes for its own benefit.

Securities and Exchange Commission

July 24, 2025

•	Provide us with a more detailed discussion of how you determined you do not have discretion in setting price. In that regard, we note you provide a firm quote to users when an order is initiated, and you have designed the fill-or-kill parameters. Tell us how you considered these facts in your analysis. In addition, please tell us who establishes the fees charged on instant orders and how that fact was considered in your price discretion analysis.

The Company respectfully refers the Staff to its response in (c) above.

Based on the above analysis, the Company concluded that GILP acts as an agent for accounting purposes as it (i) is not primarily responsible for fulfilling the order; (ii) does not control the crypto asset before transfer to the customer; (iii) bears no inventory or market risk; (iv) lacks pricing discretion; (v) facilitates execution via matched trades between customers and third-party liquidity providers; and (vi) earns a spread, akin to a commission.

* * * * *

Securities and Exchange Commission

July 24, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Tyler Winklevoss, Chief Executive Officer, Gemini Space Station, LLC
Cameron Winklevoss, President, Gemini Space Station, LLC
Dan Chen, Chief Financial Officer, Gemini Space Station, LLC
Marshall Beard, Chief Operating Officer, Gemini Space Station, LLC
Tyler Meade, Chief Legal Officer, Gemini Space Station, LLC
David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph Hall, Davis Polk & Wardwell LLP
Daniel P. Gibbons, Davis Polk & Wardwell LLP